March 25, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc. Third Amendment to Offering Statement on Form 1-A Filed March 22, 2024 File No. 024-12380

Ladies and Gentlemen:

On behalf of Miso Robotics, Inc., I hereby request qualification of the above-referenced offering statement at 1:00pm, Eastern Time, on Wednesday, March 27, 2024, or as soon thereafter as is practicable.

Sincerely,

Miso Robotics, Inc.

	By:	/s/ Richard Hull
	Name:	Richard Hull
	Title:	Chief Executive Officer

Cc:	Andrew Stephenson, Esq.
CrowdCheck Law LLP